SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: May 16, 2007

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                   No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                   No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No    X

Operational and Financial Results; Dividend Declaration; Resignation and Appointment of New Board Member

On May 16, 2007, Navios issued a press release announcing the operational and financial results for the first quarter ended March 31, 2007. In addition, the press release announces the declaration of Navios’ quarterly dividend. Furthermore, the press release announces the appointment of Ted Petrone as a new member of the Board of Directors following the resignation of Robert Shaw on May 14, 2007 from the Board of Directors. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

This information contained in this Report identified above and included in Exhibit 99.1 is hereby incorporated by reference into the Navios Registration Statements on Form F-3, File Nos. 333-136936, 333-129382 and 333-141872.

Offering of Common Stock

On May 16, 2007, Navios issued a press release announcing a follow-on offering of its common stock. A copy of the press release is furnished as Exhibit 99.2 to this Report and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By: /s/ Angeliki Frangou Angeliki Frangou Chief Executive Officer Date: May 16, 2007

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated May 16, 2007.
99.2	Press Release dated May 16, 2007.